Exhibit 99.1

FOR IMMEDIATE RELEASE

Check-Cap: MBody AI Expands Robotics Footprint Across U.S. and Canada

Nasdaq-listed Check-Cap Ltd. (NASDAQ: $MBAI) reports merger partner MBody AI expanding to 11 U.S. states and launching its first deployment in Canada.

NASDAQ: MBAI

MBody AI

Operating across **9 U.S. states** today, with Florida and California launches expected in July 2026, bringing total U.S. presence to **11 states.**

Canada Launch:	Dedicated	Powered by
Ontario pilot underway	Canada General Manager	MBody AI Orchestrator™

MBody AI

ISFIYA, ISRAEL & NEVADA, UNITED STATES, June 29, 2026 (GLOBE NEWSWIRE) -- Check-Cap Ltd. (“Check-Cap” or the “Company”) (NASDAQ: $MBAI) today announced that MBody AI Corp. (“MBody AI”) is expanding its U.S. service-robotics operations from nine to eleven states and has entered the Canadian market with its first deployment. The planned expansion into Florida and California in July 2026 will bring MBody AI’s U.S. presence to 11 states as adoption of the MBody AI OrchestratorTM (“Orchestrator”) platform grows. MBody AI, a party to the proposed business combination with the Company, is developing an operating system for enterprise service robots.

MBody AI is entering the Canadian market, marked by the appointment of a dedicated general manager and the launch of its first deployment. The Orchestrator platform and two types of service robots have been deployed in live operations as part of a 30-day pilot, demonstrating MBody AI’s robotics capabilities in real-world operations.

The service robotics market across North America is experiencing strong growth with a total market size projected to reach approximately $16 billion in 2026 and grow to $29 billion by 2031, according to Mordor Intelligence1. In Canada, the sector is also expanding rapidly, with the market expected to approach $1.5 billion by 2029, as reported by Statista2.

[1]	https://www.mordorintelligence.com/industry-reports/north-america-service-robots-market-industry
[2]	https://www.statista.com/outlook/tmo/robotics/service-robotics/canada

MBody AI Orchestrator

The MBody AI Orchestrator is the company’s centralized intelligent software and service platform, designed to coordinate and scale autonomous robotic operations across diverse environments. Acting as the command layer for MBody AI’s solutions, the Orchestrator integrates AI and real-time data insights to manage multi-robot deployments, with a goal to optimize performance of robotic fleets. The Orchestrator platform enables customers to monitor robotic fleet operations remotely, assign tasks, and use AI to turn robotic telemetry data into improved operational decision making.

“Reaching eleven states and entering Canada shows how the Orchestrator platform scales across new markets,” said John Fowler, Chief Executive Officer of MBody AI. “The value of Orchestrator compounds with each deployment. As the fleet grows, we generate and assess more data each day.”

The Business Combination with MBody AI

The proposed business combination between Check-Cap and MBody AI continues to advance. On April 30, 2026, Check-Cap reported that Nasdaq had completed its initial review of the listing application submitted in connection with the merger, and that the Company had responded to all questions in the Supplemental Information Request Form. The application, originally submitted on February 24, 2026, represents one of the final steps in Nasdaq’s initial listing review. Any Nasdaq listing and the commencement of trading remain subject to Nasdaq approval and are not assured.

The merger has been approved by shareholders of both companies. The proposed business combination between Check-Cap Ltd. and MBody AI Corp. and closing remains on track, subject to customary closing conditions.

“MBody AI is developing as a critical robotic solutions provider for industries seeking to address labor shortages and enhance service commitments in North America,” said David Lontini, Chairman and Interim Chief Executive Officer of Check-Cap. “We remain highly focused on completing the transaction, subject to customary closing conditions and required approvals.”

Learn more about MBody AI at ir.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: $MBAI) is a technology company executing a strategic transformation through its shareholder-approved merger with MBody AI. Upon completion, Check-Cap expects to become a publicly traded leader in embodied artificial intelligence, delivering enterprise-grade AI orchestration for robotic systems across hospitality, gaming, commercial real estate, healthcare, and data center operations.

About MBody AI Corp.

MBody AI is an embodied artificial intelligence company building the autonomous workforce of the future. Its proprietary, hardware-agnostic MBody AI OrchestratorTM intelligent software and service platform delivers real-time data intelligence and AI-driven performance insights for robotic fleets, with capabilities spanning deployment optimization, predictive maintenance, and full-fleet coordination. MBody AI serves Fortune 500 enterprises and blue-chip customers across multiple industry verticals. For more information, visit www.mbody.ai.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements made in graphics, images, headlines, and other visual elements of this release, including any references or imagery suggesting a future Nasdaq listing. All statements other than statements of historical fact are forward-looking statements, which include, among others, statements regarding the completion and timing of the merger with MBody AI, the anticipated Nasdaq listing and commencement of trading, the Company’s ability to maintain continued compliance with Nasdaq listing requirements, the expected benefits of the merger, MBody AI’s technology roadmap and commercial scaling, the completion of additional deployments by MBody AI including those in new states, the ability of MBody AI to convert pilot and/or proof-of-concept trials into commercial deployments, Company’s beliefs about market and technology trends, the anticipated growth of the embodied AI market and the market for service robotics therein, the future operations and positioning of the combined company, the anticipated use or non-use of the equity line of credit facility with ARC Group International Inc., the expected timeline for closing the merger, the Company’s expected eligibility to file a registration statement on Form F-3 utilizing the baby shelf instructions, and the Company’s ability to access the public capital markets thereunder. These forward-looking statements are based on the Company’s current intentions, beliefs, and expectations regarding future events. Actual results may differ materially due to risks and uncertainties including, but not limited to, the satisfaction of closing conditions, the ability to complete the merger on the anticipated timeline or at all, the ability to receive Nasdaq approval of the Company’s initial listing application, satisfy all initial listing requirements, and commence trading on Nasdaq, none of which is assured, integration risks, customer concentration risks, market conditions, the Company’s ability to satisfy the eligibility requirements for Form F-3 (including the baby shelf instructions) and limitations on the amount of securities that may be sold thereunder, and other factors described in the Company’s filings with the U.S. Securities and Exchange Commission. There can be no assurance that the Company will receive Nasdaq approval or that trading on Nasdaq will commence on the anticipated timeline or at all. The Company undertakes no obligation to update forward-looking statements except as required by law.

Quick Facts

Current U.S. States:	Nevada, New Jersey, Connecticut, Iowa, Missouri, Michigan, Massachusetts, Louisiana, Mississippi
New U.S. States:	California and Florida
Total U.S. States:	After launch 11 U.S. states
New Country:	Proof-of-concept in Ontario, Canada
North America Market Size:	Estimated to be $16 billion in 2026; $29 billion in 2031 per Mordor Intelligence
Canadian Market Size:	Estimated to be $1.5 billion by 2029 per Statista
Issuer / Ticker:	Check-Cap Ltd. (NASDAQ: $MBAI)
Transaction:	Shareholder-approved business combination with MBody AI; on track to close in the second half of 2026, subject to customary closing conditions

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Investor Relations Contact and Media Contact

Lytham Partners, LLC

602-889-9700

Investor Relations: ir@mbody.ai

Media Contact:

Core IR

ir@mbody.ai

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